EXHIBIT 17.1

Konstantine Sarafis 435 Allen Drive Tsawwassen, BC V4M 3B9
September 26, 2005
WITHOUT PREJUDICE
By email and courier to:
The Board of Directors of GeneMax Corp
c/o Wilfred Jefferies
Chairman
GeneMax Corp
The Biomedical Research Centre
The University of British Columbia
2222 Health Sciences Mall
Vancouver, B.C. V6T 1Z3
I have not had a response from you to my request, dated September 16, 2005, for the shares and options which are overdue under my employment agreement. I did however receive a self-serving letter which appears to be an attempt by the company and Dr. Jefferies to manufacture a case for my dismissal.
For a multitude of reasons, the least of which is the failure to deliver the shares and options owing to me, the actions of the company and Dr. Jefferies over the last several weeks constitute a repudiation of my contract of employment.
I accept the company’s repudiation and consider myself constructively dismissed. Effective from the date of this letter, I will no longer work for GeneMax. Please also accept this letter as notice of my resignation, effective immediately, from the Board of Directors of GeneMax.
I will be in touch with you in due course regarding the issues flowing from my termination. In the meantime, please forward my outstanding expenses which have been forwarded to Mr. Ed Farrauto, wages and any accrued vacation pay as well as my Record of Employment to my residence forthwith. I note that these payments are due within 48 hours under the Employment Standards Act.
I will, of course, provide any information necessary to ensure the transition goes as smoothly as possible for the company.
Sincerely,
/s/ Konstantine Sarafis
Konstantine Sarafis